As filed with the Securities and Exchange Commission on February 23, 2000

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 14D-9

                                 (RULE 14D-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No._____)
                           --------------------------


                           EVEREST MEDICAL CORPORATION
                            (Name of Subject Company)

                           EVEREST MEDICAL CORPORATION
                       (Name of Persons Filing Statement)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                      SERIES A CONVERTIBLE PREFERRED STOCK
                    SERIES B 8% CONVERTIBLE PREFERRED SHARES
               SERIES C 6% CONVERTIBLE REDEEMABLE PREFERRED STOCK
              SERIES D 10% CONVERTIBLE REDEEMABLE PREFERRED STOCK
                         (Title of Class of Securities)

                                  299 806 10 9
                 (CUSIP Number of Common Stock, $.01 Par Value)

                         ------------------------------


                              JOHN L. SHANNON, JR.
                           EVEREST MEDICAL CORPORATION
                            13755 FIRST AVENUE NORTH
                          MINNEAPOLIS, MINNESOTA 55441
                                 (612) 473-6262
                 (Name, Address, and telephone numbers of person
               authorized to receive notices and communications on
                     behalf of the persons filing statement)
                           ---------------------------
                                 WITH A COPY TO:
                                DANIEL A. YARANO
                            FREDRIKSON & BYRON, P.A.
                             900 SECOND AVENUE SOUTH
                            1100 INTERNATIONAL CENTRE
                              MINNEAPOLIS, MN 55402

                                 (612) 347-7000

  [X] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
                MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.


================================================================================

ITEM 9.           EXHIBITS

Exhibit 1         Press Release issued by Everest Medical Corporation
                    on February 23, 2000.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         EVEREST MEDICAL CORPORATION


Date: February 23, 2000
                                         By: /s/ John L. Shannon, Jr.
                                         Name:  John L. Shannon, Jr.
                                         Title: Chairman, President and
                                                Chief Executive Officer




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


                                    EXHIBIT 1


                                         Contacts:   John L. Shannon Jr.
                                                     Thomas F. Murphy
                                                     Everest Medical Corporation
                                                     (612) 473-6262

For Immediate Release

February 23, 2000

EVEREST MEDICAL CORPORATION ANNOUNCES AGREEMENT TO MERGE WITH GYRUS GROUP PLC

Minneapolis, February 23 - Everest Medical Corporation (NASDAQ: EVMD) today announced that it has entered into a definitive agreement with Gyrus Group PLC through which the Company will be acquired by Gyrus in a cash merger. Gyrus Group PLC, a worldwide leader in RF surgical systems, is located in the United Kingdom.

Under the terms of the definitive merger agreement, which was unanimously approved by a special committee of the Board of Directors and the full Board of Directors of Everest Medical, Everest Medical will merge with a subsidiary of Gyrus Group in a transaction in which, if closed, Everest medical shareholders would receive cash consideration of $4.85 per share, valuing the Company on a fully diluted basis at approximately $51.6 million.

"We are extremely pleased to have reached a definitive merger agreement with Gyrus Group PLC," said John L. Shannon, Jr., president and chief executive officer of Everest Medical Corporation. "The overall value of the proposed merger represents a 150% premium over our stock price as of December 31, 1999, and a 32% premium over our closing stock price as of February 22, 2000. This valuation reflects favorably upon Everest Medical, representing the progress that we have made due to the extraordinary accomplishments of our talented employees."

"The benefits of this merger are quite compelling and profound," continued Mr. Shannon. "Gyrus and Everest Medical are both acknowledged leaders in RF surgical solutions for minimally invasive surgical markets. This merger represents an unusually strong fit with an outstanding potential for technology and distribution synergies, and virtually no overlap. Gyrus has been evaluating a number of opportunities to create a viable U.S. presence. The acquisition of Everest Medical meets this objective. Gyrus has indicated that it does not anticipate any significant changes in management, distribution, or in the nature or location of Everest Medical's operations. In particular, this is an outstanding opportunity for our employees and the Everest Medical distribution network to enhance our product portfolio with additional innovative, proprietary products for existing and new markets."

Consummation of the merger is subject to satisfaction of various conditions including, but not limited to, the procurement of the necessary funding by Gyrus, and Everest Medical shareholder approval. As an alternative to the merger, Gyrus may instead elect to make a tender offer to the shareholders of Everest Medical at the same $4.85 per share cash price proposed to be paid in the merger. This might permit the transaction to be completed on a more expedited basis, as Everest Medical shareholder approval would, in some circumstances, not be required. If Gyrus elects to pursue the tender offer, an additional announcement will be made.

Everest Medical is a leading developer, manufacturer and marketer of innovative RF surgical solutions for less invasive surgery markets. The Everest Medical web-site may be accessed at www.everestmedical com.

OTHER IMPORTANT INFORMATION:
THE TENDER OFFER THAT IS DESCRIBED IN THIS ANNOUNCEMENT HAS NOT YET COMMENCED. ONCE THE TENDER OFFER COMMENCES, WE WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU SHOULD READ THIS DOCUMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. YOU CAN OBTAIN THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE WHEN THEY ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT http://www.sec.gov. ALSO, IF YOU WRITE US OR CALL US, WE WILL SEND YOU THE SOLICITATION/RECOMMENDATION STATEMENT FOR FREE WHEN IT IS AVAILABLE. YOU CAN CALL US AT (612) 473-6262 OR WRITE TO US AT:

                          INVESTOR RELATIONS DEPARTMENT
                           EVEREST MEDICAL CORPORATION
                            13755 FIRST AVENUE NORTH
                          MINNEAPOLIS, MINNESOTA 55441






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